UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934

                       (Amendment No. 11)

                VIDEO LOTTERY TECHNOLOGIES, INC.
                ---------------------------------
                        (Name of Issuer)

                  Common Stock, $.01 par value
                  ----------------------------
                 (Title of Class of Securities)

                            92656M10
                            ---------
                         (CUSIP Number)

                          William Spier
                       444 Madison Avenue
                           38th Floor
                    New York, New York 10022
                         (212) 759-3287
             ---------------------------------------
             (Name, Address and Telephone Number of
              Person Authorized to Receive Notices
                       and Communications)

                       - with a copy to -

                      Peter S. Golden, Esq.
            Fried, Frank, Harris, Shriver & Jacobson
                       One New York Plaza
                    New York, New York 10004
                         (212) 820-8000

                        December 31, 1996
              (Date of Event which Requires Filing
                       of this Statement)


If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /.

         This Amendment No. 11 amends and supplements the statement on Schedule 13D filed by William Spier on October 30, 1992 and, as a result of an amendment thereto, by Video Investment Partners, L.P., Asgard Ltd., Parkway M&A Capital Corporation, Alpine Associates, Ltd., Gabriel Capital, L.P., LBN Investment Associates, L.P., and Homer Noble (the "Schedule 13D") with respect to Common Stock, par value $.01 per share (the "Shares"), of Video Lottery Technologies, Inc., a Delaware corporation (the "Company").

         Unless otherwise defined, all capitalized terms used herein shall have the meaning given such terms in the
Schedule 13D.

         Item 4 of the Schedule 13D is hereby amended to add the following information.

Item 4.  Purpose of Transaction
         ----------------------

         On December 31, 1996, William Spier sent a letter to Richard Burt, Chairman of a Special Committee of the Board of Directors of the Company formed to, among other things, consider Mr. Spier's proposal to acquire the Company in a transaction in which $6.00 per Share in cash would be paid for all Shares. The letter requests that the Special Committee promptly respond to the proposal. A copy of the letter is attached as an exhibit hereto and is incorporated herein by reference.

         Item 7 of the Schedule 13D is hereby amended to add the following information.

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

         Letter to Richard Burt, Chairman of the Special
Committee of the Board of Directors of the Company, dated
December 31, 1996.

                            Signature
                           ----------
         After reasonable inquiry and to the best of my

knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                ALPINE ASSOCIATES, LTD.


/s/William Spier                By:/s/William Spier
   ---------------                 ----------------
William Spier                   William Spier
                                Pursuant to Power of Attorney


VIDEO INVESTMENT PARTNERS,      GABRIEL CAPITAL, L.P.
 L.P.

By:/s/William Spier                By:/s/William Spier
   ---------------                   ----------------
William Spier                   William Spier
Managing General Partner        Pursuant to Power of Attorney


ASGARD LTD.                     LBN INVESTMENT ASSOCIATES, L.P.


By:/s/William Spier                By:/s/William Spier
   ---------------                   ----------------
William Spier                   William Spier
Pursuant to Power of Attorney   Pursuant to Power of Attorney


PARKWAY M&A CAPITAL             HOMER NOBLE
CORPORATION


By:/s/William Spier             By:/s/William Spier
   --------------- -               ----------------
William Spier                   William Spier
Pursuant to Power of Attorney   Pursuant to Power of Attorney

Date:  December 31, 1996